Mail Stop 4561

June 6, 2006

By U.S. Mail and Facsimile to (513) 534-3945

Mr. George A. Schaefer, Jr.
President and Chief Executive Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

> **Re: Fifth Third Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 16, 2006**
> **File No. 000-08076**

Dear Mr. Schaefer:

We have reviewed your response dated May 24, 2006, and have the following comments.   In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 8: Derivatives, page 68

1. We note your responses to prior comments 1 and 2. Please tell us if your analyses of materiality are based upon the assumption that the long haul method had been applied from inception or the assumption that no hedge accounting (i.e. gains and losses are recognized currently in earnings) had been applied from inception. We believe that in the absence of documentation of the application of the long haul method to assess effectiveness at the inception of a relationship, you should consider the assumption of "no hedge accounting" for purposes of assessing the materiality of these errors. If not previously provided, please provide us your analyses of materiality under the assumption that no hedge

Mr. George A. Schaefer, Jr.
Fifth Third Bancorp
June 6, 2006
Page 2

accounting was applied from inception of the hedging relationships.

2. We note your response to prior comment 1 and your intention to modify prospectively your hedging strategy. Please tell us how this is consistent with the requirement of paragraph 20(a) of SFAS 133, which specifically requires formal documentation of the basis for how you intend to measure the effectiveness of the hedging relationship at the <u>inception</u> of the relationship.

3. We note your response to prior comment 2 and your intention to re-designate this strategy applying the long haul method of assessing effectiveness. In regards to your accounting treatment to be applied, please provide us the following information:

- How this strategy is consistent with the guidance of paragraph 25 of SFAS 133, which allows an entity to elect to designate prospectively a new hedging relationship with a <u>different</u> hedged item or hedged transaction, in the event that an entity removes the designation of the fair value hedge from an existing hedge;

- The dates on which you de-designated and re-designated; and

- The fair value of the hedge instruments, and how you have addressed these fair values in determining that this strategy would be effective prospectively.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant, Margaret Fitzgerald, at (202) 551-3556 or me at (202) 551-3490 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Don A. Walker
Sr. Assistant Chief Accountant

Mr. George A. Schaefer, Jr.
Fifth Third Bancorp
June 6, 2006
Page 3